UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Inco on May 31, 2006 and amended on May 31, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 7.     Purposes of the Transaction and Plans or Proposals
     Item 7 is hereby amended and supplemented by adding the following hereto:
     Inco is undertaking negotiations in response to the Teck Offer concerning a potential merger, amalgamation or other form of strategic transaction on a basis consistent with its obligations under the Falconbridge Support Agreement. In that regard, Inco is also entering into arrangements customary for transactions of this type relating to confidentiality and standstill obligations in exchange for being provided with confidential information. Inco cautioned that there can no assurance that any such negotiations, which at this stage are preliminary in nature, will lead to Inco entering into a binding agreement with respect to any such transaction.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/  Simon A. Fish

Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary
June 5, 2006